*AB
3/5

13013030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/20/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VASE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 LIVINGSTON STREET, SUITE 10
(No. and Street)

RHINEBECK (City) NY (State) 12572 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD (Address) PINE BROOK (City) NJ (State) 07058 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/7/13

OATH OR AFFIRMATION

I, ELIZABETH ATTANASIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE VASE SECURITIES LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5063172
Qualified in Kings County
Commission Expires 10/28/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE VASE SECURITIES LLC

TABLE OF CONTENTS

December 31, 2012

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

Independent Auditor's Report

To the Board of Directors and Members
Of Blue Vase Securities LLC

We have audited the accompanying statement of financial condition of Blue Vase Securities, LLC (a Delaware Corporation,) as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Blue Vase Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Van Duyne, Behrens & Co.

Van Duyne, Behrens & Co., P.A.
Pine Brook, NJ
February 26, 2013

BLUE VASE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$	134,328
Receivables from clearing brokers, including clearing deposits of $100,000		100,000
Accounts receivable		264,869
Office equipment, net		1,647
Other assets		24,512
	$	525,356

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	122,982
Total liabilities		122,982
Members' equity		402,374
	$	525,356

See notes to the financial statement.

BLUE VASE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Summary of Significant Accounting Policies

Blue Vase Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on April 2, 2009. The Company's operations consist primarily of engaging in transactions on the secondary markets for equities and equity options.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Commissions from securities transactions and the related expenses are recorded on the trade-date basis.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer hardware	5 years	Declining-balance
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Income taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for Federal and State income tax purposes. Accordingly, the Company has not provided for Federal or State income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

Note 1 – Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Operating Cycle

The Company's fiscal year is from January 1 to December 31. The financial statements include the operations of the Company from October 20, 2011 (date of inception) through December 31, 2012 for financial statement reporting presentation for the Company's initial operating cycle ("stub period"). Upon inception the Company had various assets and liabilities of relatively immaterial amounts except for its initial cash balance of $198,441 and a small amount of fixed assets. Pro forma information for the stub period is as follows:

As of December 31, 2011

Assets	$ 1,166,478
Liabilities	232,138
Equity	934,340

For the Period October 20, 2011 to December 31, 2011

Revenue	$ 343,574
Expenses	395,234
Loss	(51,660)

Note 2 – Property and Equipment

Details of property and equipment at December 31, 2012 are as follows:

Office equipment	$ 77,102
Furniture and fixtures	4,380
Leasehold improvements	13,791
	95,273
Less accumulated depreciation and amortization	93,627
	$ 1,646

Note 3 - Commitments

Pursuant to a lease agreement, for office space in Rhinebeck, New York, the Company paid rent expense for the period October 10, 2011 through December 31, 2012 of $19,965.

Aggregate future lease payments of office space to the Company's lessor for the year 2013 is $6,600.

Year ending December 31,	
2013	$ 6,600
	$ 6,600

Note 4 – Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2012, the Company's net capital was approximately $128,000, which was approximately $120,000 in excess of its minimum requirement of $8,000.

Note 5 – Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

Note 6 – Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

Note 6 – Concentrations of Credit Risk (continued)

For the period ended December 31, 2012, approximately 71% of the Company's revenues were from four customers. Amounts due from these customers, of approximately $211,000 as of December 31, 2012, are included in accounts receivable on the accompanying Statement of Financial Condition.

Note 7 – Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 26,2013, the date on which the financial statements were available to be issued.